Exhibit 99.1

Brussels, 19 May 2011 – 1 / 2

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Anheuser-Busch InBev to Exercise Option to Redeem 7.20% USD Notes Due 2014

Anheuser-Busch InBev Worldwide Inc. (ABIWW) today announced that it has provided the holders of the 7.20% notes due 2014 (“Notes”) notice of its intention to redeem the outstanding 1.25 billion USD principal amount of the Notes, effective 20 June 2011 (“Redemption Date”). The Notes were originally issued on 12 January 2009 under the Base Indenture dated 12 January 2009 (“January Base Indenture”) and the First Supplemental Indenture of the same date (“First Supplemental Indenture”) between ABIWW and The Bank of New York Mellon, as trustee (“Trustee”). Such notes were exempt from registration under the Securities Act of 1933, as amended (“Securities Act”) (“Unregistered Notes”) and were voluntarily exchanged by ABIWW for freely tradable notes registered under the Securities Act with otherwise substantially identical terms and conditions (“Registered Notes”) in a tender offer that closed on 14 March 2011. The Registered Notes are governed by the Base Indenture dated 16 October 2009 and the Sixteenth Supplemental Indenture dated 15 March 2011 between the ABIWW and the Trustee (“Sixteenth Supplemental Indenture”, the January Base Indenture, October Base Indenture, First Supplemental Indenture and the Sixteenth Supplemental Indenture, together the “Indentures”). The Notes will be redeemed in accordance with the terms and conditions of the Indentures and the Notes. The Redemption Notice may be obtained by contacting the Trustee, The Bank of New York Mellon in writing at 911 Washington Ave, 3rd Floor, St. Louis, Missouri 63101, Attention: Kerry McFarland, by phone at +1-314-613-8202 or by email at kerry.mcfarland@bnymellon.com.

As a result of this transaction, non-recurring finance costs of approximately 180 million USD will be recognized during the second quarter of 2011 as the redemption price is expected to differ from the amortized cost of these Notes. Additionally, non-recurring finance costs will include an incremental accretion expense and a one-time mark-to-market adjustment of approximately 20 million USD as a portion of the interest rates swaps, hedging borrowings under these Notes, will no longer be effective.

This announcement is for informational purposes only and is not an offer to purchase or sell or a solicitation of an offer to purchase or sell securities.

Brussels, 19 May 2011 – 2 / 2

Disclaimer:

This release contains certain forward-looking statements reflecting the current views of the management of Anheuser-Busch InBev with respect to, among other things, Anheuser-Busch InBev’s strategic objectives. These statements involve risks and uncertainties. The ability of Anheuser-Busch InBev to achieve these objectives is dependent on many factors some of which may be outside of management’s control. By their nature, forward-looking statements involve risk and uncertainty because they reflect Anheuser-Busch InBev’s current expectations and assumptions as to future events and circumstances that may not prove accurate. The actual results could differ materially from those anticipated in the forward-looking statements for many reasons including the risks described under Item 3.D of Anheuser-Busch InBev’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission on 13 April 2011. Anheuser-Busch InBev cannot assure you that the future results, level of activity, performance or achievements of Anheuser-Busch InBev will meet the expectations reflected in the forward-looking statements. Anheuser-Busch InBev disclaims any obligation to update any of these statements after the date of this release.

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with an American Depositary Receipt secondary listing on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. A true consumer-centric, sales driven organization, AB InBev manages a portfolio of well over 200 beer brands that includes global flagship brands Budweiser®, Stella Artois® and Beck’s®, fast growing multi-country brands like Leffe® and Hoegaarden®, and strong “local champions” such as Bud Light®, Skol®, Brahma®, Quilmes®, Michelob®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, and Jupiler®, among others. In addition, the Company owns a 50 percent equity interest in the operating subsidiary of Grupo Modelo, Mexico’s leading brewer and owner of the global Corona® brand. AB InBev’s dedication to heritage and quality is rooted in brewing traditions that originate from the Den Hoorn brewery in Leuven, Belgium, dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, which traces its origins back to 1852 in St. Louis, USA. Geographically diversified with a balanced exposure to developed and developing markets, AB InBev leverages the collective strengths of its approximately 114,000 employees based in operations in 23 countries across the world. The Company strives to be the Best Beer Company in a Better World. In 2010, AB InBev realized 36.3 billion US dollar revenue. For more information, please visit: www.ab-inbev.com.

Anheuser-Busch InBev Contacts:

Media	Investors

Marianne Amssoms	Graham Staley
Tel: +1-212-573-9281	Tel: +1-212-573-4365
E-mail: marianne.amssoms@ab-inbev.com	E-mail: graham.staley@ab-inbev.com

Karen Couck	Thelke Gerdes
Tel: +32-16-27-69-65	Tel: +32-16-27-68-88
E-mail: karen.couck@ab-inbev.com	E-mail: thelke.gerdes@ab-inbev.com